Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: November 2nd, 2005
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of November 2nd, 2005

•	Quarterly Report as to September 30th, 2005

SIGNATURES
ALTANA: Double-digit increase in earnings as per the third quarter of 2005
Key figures, 1-9 2005
For inquiries please contact:

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: November 2nd, 2005	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke
		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com
ALTANA: Double-digit increase in earnings as per
the third quarter of 2005
•	Very positive development at the Pharmaceuticals division

•	Earnings forecast for 2005 increased

•	Re-organization of the Pharmaceuticals and Chemicals division
Bad Homburg, November 2, 2005 — ALTANA AG (NYSE: AAA, FSE: ALT) increased consolidated sales in the first nine months of 2005 by 6% to almost €2.4 billion. Adjusted for currency and divestment effects in the Chemicals division, the operating growth was 7%. “With the first nine months behind us, we can again report a satisfactory increase in sales and especially in earnings of 12%. This is mainly attributable to the very positive development of our Pharmaceuticals business. On account of the outstanding business performance, we now expect a growth in pre-tax earnings for the whole of 2005 in the upper single-digit percent range,” explained Dr. Nikolaus Schweickart, President and CEO of ALTANA AG.
Approximately €2 billion of total sales were generated outside Germany. International sales now account for 82% of total sales. Mainly driven by a continuously strong pharmaceutical business, sales in Germany amounted to €415 million in the third quarter, 16% more than in the prior year. With an increase in sales of 13% the Latin American region showed the second strongest growth, followed by Europe and Asia with sales up by 8% respectively. In North America business volume slightly decreased, by -3% expressed in euros, and by -2% expressed in local currencies.
Operating earnings measured in terms of EBITDA in the first nine months of 2005 totaled €616 million, 11% more than in the prior year. The EBIT amounted to €522 million up 12% on the prior year. Earnings before taxes (EBT) also reached a growth rate of 12%, adding up to €533 million. Nine-months net income totaled €332 million, 14% more than in 2004.
The operating return (EBITDA) over the first nine months of 2005 was 26.1%; the return on sales before taxes (EBT) amounted to 22.6%. The earnings per share increased by 15% to €2.45.
In the period under review, ALTANA’s capital expenditure on property, plant and equipment and on intangible assets totaled €180 million. The company’s R&D expenses totaled €329 million. As of September 30, 2005, ALTANA employed almost 11,300 people worldwide, 4% more than in the first nine months of 2004. Of the total workforce, about 5,000 were employed in Germany and more than 6,000 abroad.
ALTANA Pharma significantly increases sales and earnings
ALTANA Pharma AG, Constance, boosted its sales significantly by 10% to about €1.7 billion over the first nine months of 2005. Sales in the core area of Therapeutics rose by 10% to about €1.5 billion. Growth remains to be mainly driven by the unbroken dynamics of the innovative gastrointestinal drug Pantoprazole (Pantozol®/Protonix®). ALTANA Pharma’s own sales of the drug amounted to about €1 billion, corresponding to an increase of 10%. Including all sales partners worldwide sales of Pantoprazole in the first nine months totaled about €2 billion, corresponding to an increase of 11%. In the U.S. market, sales partner Wyeth achieved market sales of about U.S. $1.3 billion, 8% more than in the prior year. With a share of approximately 21% of prescriptions (as of September 30) Pantoprazole’s market position among proton pump inhibitors in the U.S. remains to be strong.
Over the first nine months ALTANA Pharma was able to increase its earnings before taxes (EBT) by 17% to €469 million. At 27.0% ALTANA Pharma again achieved an excellent return on sales. The operating return (EBITDA) amounted to 30.6%.
The novel inhaled corticosteroid Alvesco® (Ciclesonide) for the treatment of asthma is now approved in
32 markets worldwide; at present it has been launched in 11 countries. As of September 30, sales amounted to €5 million. In view of further market launches and a steady increase in the market share, ALTANA Pharma expects to see sales of €8 million to €10 million for the whole of 2005.
ALTANA Chemie closes acquisition of the ECKART group
ALTANA Chemie AG, Wesel, achieved sales of €624 million over the first nine months of 2005. On account of portfolio adjustments in the Coatings & Sealants division, sales were down 5% on the prior year’s figure. Excluding divestment and currency effects ALTANA Chemie achieved a growth of 3%. Sales in the largest division, Additives & Instruments, rose by 4% to €277 million. Electrical Insulation maintained the prior year’s level, generating sales of €219 million. Sales in the Coatings & Sealants division fell by 25% to €128 million due to the meanwhile completed divestment program in the area of industrial coatings.
ALTANA Chemie achieved earnings (EBT) of €80 million in the first three quarters of 2005, 14% down on the prior year. Reasons for this decrease in earnings are one-off items in connection with the reorganization of the Coatings & Sealants division, and a weaker sales development attributable to inventory effects due to the rise of raw materials prices in the industry. Increased raw materials prices at ALTANA Chemie can fully be passed on to the market; however, positive effects will not be fully realized in the short term. At 18.2% ALTANA Chemie’s operating margin, measured in terms of EBITDA, remains one of the best figures compared to the industry as a whole.
On October 1, ALTANA Chemie completed the acquisition of the ECKART group, which had previously been announced in August. ECKART is a global leading manufacturer of metallic effect pigments and metallic printing inks. The company will become ALTANA Chemie’s fourth division, “Effect Pigments”. The purchase represents the largest acquisition in the ALTANA Group’s history to date. In the framework of the strategic reorganization of its Coatings & Sealants division, in October ALTANA Chemie also completed the acquisition of Kelstar International, a leading U.S. producer of overprint coatings for the paper and board packaging sector. In this business area ALTANA Chemie is planning further bolt-on acquisitions.
Earnings forecast for 2005 increased
Thanks to the very good business performance, in particular at ALTANA Pharma, we expect to achieve a sales growth of about 9% including acquisitions (and of about 7% excluding acquisitions) for 2005 as a whole. Earnings growth is anticipated to be in the upper single-digit percent range.
For 2005, ALTANA Pharma expects to achieve a sales growth of about 10%. The growth dynamic of Pantoprazole remains unbroken. We expect our main sales driver to provide a double-digit growth in market sales in 2005 and we expect our own sales of this product to develop at a similar rate. Despite higher expenditure associated with marketing and sales, as well as high research expenditure, we expect earnings to be substantially higher than in the prior year.
Despite the continuing weak demand for specialty chemicals products resulting from the economic situation, ALTANA Chemie expects to achieve a sales growth in the single-digit percent range in 2005, with its most recent acquisitions contributing to this growth. We forecast earnings (EBT) to be below last year’s level due to business development and effects from acquisitions and divestments.
Re-organization of the Pharmaceuticals and Chemicals division
The acquisition of ECKART has now been completed and the company’s integration is running according to plan. The prerequisites for a separate operation of the Chemicals division have therefore been fulfilled and ALTANA will take the necessary steps to start the process for a listing on the stock exchange. Deutsche Bank is engaged to support the process which will lead to an independent operation of the ALTANA Chemie AG, headquartered in Wesel, in the course of 2006 as announced.
In order to safeguard the future of our Pharmaceuticals business and its employees in the long-term, the Management Board is of the firm conviction that it has to set the future course of the company now; therefore, the following steps will be taken: On the one hand, there will be a strengthening of the Pharmaceuticals business through acquisitions, the purchase of products and the inlicensing of product candidates. For this purpose ALTANA has more than €1 billion at its disposal. On the other hand, the company will be opened for a strategic partner. These steps have to be regarded jointly.
Dr. Nikolaus Schweickart: “Within the framework of such an intended alliance, different structures are possible that I do not want to and cannot reduce to one single option. I do not exclude any possibility that aims at continuing and strategically developing the company, and that would consequently also secure jobs in domestic and international markets at ALTANA Pharma in the long term.
However, I do exclude a split or segmentation of the company. Neither do I accept an auction to sell off the company to the highest bidder. In the framework of an intended alliance, the Pharmaceuticals group’s shareholder structure may undergo a change, because without such a change a strategic alliance is hard to conceive. At present, we cannot predict what the future shareholder structure will exactly look like after opening the company to a strategic partner, as the outcome of the process is open.”
Over the upcoming months, ALTANA will carefully examine all options, and also directly contact potential pharmaceutical partners, which seem to be in a position to realize the company’s targeted aims. The investment bank Goldman Sachs was mandated to support ALTANA in this project.
Also with regards to its Pharmaceuticals division, ALTANA has planned — as with the independent operation of the Chemicals division — to implement the necessary steps in the course of 2006. At the end of this process today’s Pharmaceuticals and Chemicals divisions are meant to be based on solid foundations for a long-term and successful future development.

Key figures, 1-9 2005

	January to	January to
ALTANA Group	September 2005	September 20041)	Change
	in € million	in € million	in %
Sales	2,358	2,234	+ 6
Earnings before interest, taxes, depreciation and amortization (EBITDA)	616	557	+ 11
Earnings before interest and taxes (EBIT)	522	468	+ 12
Earnings before taxes (EBT)	533	476	+ 12
Return on sales (EBT) in %	22.6	21.3	—
Net income (EAT)	332	291	+ 14
Earnings per share in €	2.45	2.14	+ 15
Number of employees	11,265	10,781	+ 4

1)	after adjustment to IFRS 2, “Share-based payment”
A press conference for journalists will take place today, November 2, at 10:00 a.m. (local time, CET) in Bad Homburg. There will also be an analyst meeting at 3:00 p.m. (local time, CET). More information on the relevant webcasts as well as this press release and the report on Q3 is available on our website www.altana.com.
This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA Group, for ALTANA’s Pharmaceuticals and Chemicals divisions, and the pharmaceutical products Pantoprazole, and Alvesco®, as well as the intention to make further statements for further acquisitions in the packaging sector; furthermore, statements on the planned independent operation of ALTANA’s Chemicals division, and the strengthening of the Pharmaceuticals division and its future development in the framework of a strategic alliance. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business; furthermore they include the possibility to make acquisitions, to acquire product rights or to inlicense them and to find an appropriate strategic partner for the Pharmaceuticals division.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries please contact:
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158
Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974-6192
F +1 212 974-6190

OUTLOOK FOR 2005 AS A WHOLE
> Earnings forecast increased: EBT growth in upper single-digit percentage range

> Sales forecast confirmed: Sales increase of roughly 7% excluding respectively roughly 9% including acquisitions

> Growth driver: Pantoprazole with double-digit sales increase

> ALTANA Key indicators

	Q 1-3	Q 1-3
in € million	2005	2004[1]	Δ%
Sales	2,358	2,234	6
Earnings before interest, taxes, depreciation and amortization (EBITDA)	616	557	11
Earnings before interest and taxes (EBIT)	522	468	12
Earnings before taxes ( EBT )	533	476	12
Net income ( EAT )	332	291	14
Earnings per share €	2.45	2.14	15

Employees (September 30)	11,265	10,781	4

Key performance indicators (as % of sales)
EBITDA	26.1	24.9
EBIT	22.2	20.9
EBT	22.6	21.3
EAT	14.1	13.0

GROUP 1
BUSINESS PERFORMANCE AFTER NINE MONTHS
> Group grows by +6%

> Excellent pharmaceutical business remains the strong motor

> Sales increase substantially achieved in Europe
Following another strong quarter in terms of sales, the ALTANA Group is on track for another excellent business year. Thanks to the strong pharmaceutical business, third-quarter sales amounted to more than € 800 million. The economic upswing expected for the second half of the year does not have a bearing on the specialty chemicals industry, so that sales of ALTANA Chemie developed only moderately.

In the last nine months operating growth was up by 7% on the prior year. The impact of ALTANA Chemie divestments restrained growth by 2 percentage points. Exchange rate effects made a positive contribution of one percentage point, and as a result nominal sales rose by 6% compared to the same period last year, totaling

2 GROUP
€ 2,358 million. On account of portfolio adjustments in the Coatings & Sealants business unit, ALTANA Chemie remained 5 % under the prior year, which was more than compensated for by ALTANA Pharma’s 10% sales growth.

High sales growth rates were again achieved in Europe and in ALTANA’s home market Germany, at 8% and 16% respectively, with the pharmaceutical business again playing the leading role. International business grew by 3% to € 1,943 million. The share of foreign sales in total sales was, accordingly, 82% (2004: 84%). North American sales also remained below the prior year due to exchange rate fluctuations. Sales in Asia continued to grow.
> Sales by region

			Q 1-3	Q 1-3
in € million		%	2005	2004	Δ%
Europe	1	52	1,222	1,126	8
Germany		18	415	356	16
Rest of Europe		34	807	770	5
North America	2	28	660	679	-3
U.S.		24	568	595	-5
Latin America	3	10	230	204	13
Asia	4	8	204	189	8
Other regions	5	2	42	36	18

Gesamt		100	2,358	2,234	6

Total			82%	84%

GROUP 3
EARNINGS SITUATION OF THE ALTANA GROUP
> Double-digit growth in earnings

> Earnings per share: € 2.45

> Net income: € 332 million (+14%)
Group earnings before taxes ( EBT ) amounted to € 533 million, exceeding the prior year’s level by 12%. The earnings situation of the ALTANA Group is determined by several contrary factors: on the one hand by excellent sales growth achieved by ALTANA Pharma, and on the other hand by divestment-related special effects on ALTANA Chemie, which, moreover, is active in a difficult economic environment.

Due to a lower tax rate, income as per September 30, 2005 (EAT ) and earnings per share ( EPS ) increased more than EBT, by 14% and 15% respectively. After nine months, EAT amounted to € 332 million; while the EPS totaled € 2.45.

4 GROUP
> Key profit figures

	Q 3 2005		Q 3 2004[1]		Δ%
	€ m	%	€ m	%
Sales	806	100	751	100	7
Gross profit	549	68.0	496	66.1	10
Operating earnings (EBITDA)	207	25.6	188	25.0	10
Earnings before interest and taxes (EBIT)	175	21.7	158	21.0	11
Earnings before taxes (EBT)	181	22.4	160	21.4	12
Net income (EAT)	113	14.1	101	13.4	12
Earnings per share ( EPS, in €)	0.83		0.75		13

	Q 1-3 2005		Q 1-3 2004[1]		Δ%
	€m	%	€ m	%
Sales	2,358	100	2,234	100	6
Gross profit	1,593	67.5	1,467	65.7	9
Operating earnings ( EBITDA )	616	26.1	557	24.9	11
Earnings before interest and taxes ( EBIT )	522	22.2	468	20.9	12
Earnings before taxes ( EBT )	533	22.6	476	21.3	12
Net income ( EAT )	332	14.1	291	13.0	14
Earnings per share ( EPS, in €)	2.45		2.14		15

[1] After adjustment according to IFRS 2 “Share-based payments”

PHARMACEUTICALS 5
ALTANA PHARMA: SALES PERFORMANCE
> ALTANA Pharma increases sales by 10%

> Growth of Pantoprazole continues uninterrupted
In what has been its best quarter so far in the current business year, ALTANA Pharma’s sales clearly increased by 13% compared to the prior-year’s quarter, amounting to € 604 million. Sales in the last nine months have totaled € 1,734 million, an operating plus of 9% on the prior year. Taking into account positive exchange rate influences of one percentage point, nominal growth was 10%.

These excellent figures were essentially driven by the continuing high sales growth generated by Pantoprazole ( PANTOZOL(R)/PROTONIX(R)) in Europe. Overall sales increases in Europe amount to 17%. Due to exchange rate effects and the Protonix stock reduction through Wyeth, sales results in North America were 3% down
> Sales by business unit

			Q 1-3	Q 1-3
in € million		%	2005	2004	Δ%
Therapeutics	1	88	1,517	1,375	10
OTC	2	5	93	83	11
Imaging	3	5	83	81	2
Other	4	2	41	36	16

Total		100	1,734	1,575	10

6 PHARMACEUTICALS
on the prior year. Latin American sales grew by 15% on account of growths as to Pantoprazole and Neosaldina as well as due to a favorable exchange rate development.

Thanks to Pantoprazole, which accounts for 66% of total revenues from prescription drugs, the core “Therapeutics” business grew by 10% to € 1,517 million. Our own sales of Pantoprazole increased by 10% to € 1,002 million. Worldwide market sales of Pantoprazole totaled € 2,030 million in the first nine months, an 11% increase over the prior year. Sales of Pantoprazole in the important U.S. market through our partner Wyeth totaled U.S. $ 1,268 million, up by 8% on the prior year. Our gastrointestinal drug still has a strong position in the U.S. market for proton pump inhibitors, accounting for some 21% of all prescriptions.

PHARMACEUTICALS 7
> Sales by region

			Q 1-3	Q 1-3
in € million		%	2005	2004	Δ%
Europe	1	53	904	770	17
Germany		19	322	264	22
Rest of Europe		34	582	506	15
North America	2	32	558	577	-3
U.S.		27	473	500	-5
Latin America	3	11	198	173	15
Other regions	4	4	74	55	33
Total		100	1,734	1,575	10
International sales			81%	83%

8 PHARMACEUTICALS
ALTANA PHARMA: EARNINGS TREND
>	Earnings before taxes up by 17%

>	Return on sales climbs to 27%

Earnings before taxes ( EBT ) totaled € 469 million at the end of September, up by 17% on the prior year. The growth rate reflects the continuing dynamic sales development – especially of Pantoprazole. Research expenditure equals the high level of the prior year. The market introduction of ALVESCO® led to higher marketing costs.
ALTANA Pharma’s profitability continues to be above average. The return on sales amounted to 27.0% (2004: 25.4%), and the operating margin based on EBITDA climbed from 29.1 % to 30.6%.

PIPELINE NEWS

ALVESCO® (Ciclesonide) has now been licensed in 32 countries and introduced in eleven countries, including Germany, the U.K. , the Netherlands, Australia, and Brazil. It is expected to go on the market in four additional countries by the end of the year. In addition, we expect ALVESCO® to be licensed for children in Europe in 2006. Following the inhaled ALVESCO® , the intranasal preparation of Ciclesonide is the most advanced project of this product family. Nasal Ciclesonide is currently in phase III. The nasal spray will primarily be developed in the U.S. , where the market for allergic rhinitis amounts to U.S. $ 6 billion, of which some U.S. $ 2 billion is spent on intranasal steroids.

DAXAS® (Roflumilast), the innovative oral PDE4 inhibitor was submitted for European approval in February 2004.

PHARMACEUTICALS 9
CAPITAL EXPENDITURE

ALTANA Pharma invested € 72 million in property, plant and equipment in the last nine months. The investments were primarily focused on the construction of a new production site in Ireland and the expansion of research capacities at the Constance headquarters and in India. € 83 million was invested in intangible assets, primarily for the acquisition of product and name rights in the U.S.

EMPLOYEES

ALTANA Pharma ended the first nine months with a workforce of 8,765. This is equivalent to a worldwide increase of 599 persons, or 7%. 3,768 people worked for German companies, an increase of 3%. Our foreign companies employed 4,997 people, accounting for 57% of the company’s total workforce. The number of employees outside of Germany increased by 11%, mainly in the U.S. and in Australia, but also in Asia.

10 CHEMICALS
ALTANA CHEMIE: SALES PERFORMANCE

>	Operating growth up by 3%

>	Specialty chemicals industry falls victim to weak demand

>	China dampens development in Asia

With sales of € 202 million ALTANA Chemie’s modest business development continued in the third quarter. Unlike other segments of the chemical industry, the fine and specialty chemicals industry is still reeling from weak worldwide demand. Hopes for an economic upswing in the second half of the year have not been fulfilled thus far.

During the first nine months, ALTANA Chemie generated sales of € 624 million. The operating sales growth of 3% achieved is only moderate compared to the excellent prior year. Due to portfolio adjustments within the framework of the strategic realignment of the Coatings & Sealants business unit, operating growth fell by eight percentage points resulting in a nominal sales change of -5%.
> Sales by business unit

			Q 1-3	Q 1-3
in € million		%	2005	2004	Δ%
Additives & Instruments	1	44	277	267	4
Electrical Insulation	2	35	219	220	0
Coatings & Sealants	3	21	128	172	-25
		%	2005	2004	Δ%
Total		100	624	659	-5
		%	2005	2004	Δ%

CHEMICALS 11
All three business units were affected by the flagging economy. In the period under review, Additives & Instruments generated € 277 million, 4% up on the prior year. The higher growth rates achieved in the largest business unit in the last two months could be an initial signal that the trend is changing. Electrical Insulation posted sales of € 219 million, only reaching the prior-year’s level, due to heightened competition in the wire enamels market. Coatings & Sealants’ sales volume of € 128 million was considerably lower than in the prior year due to divestments. However, the businesses that remained generated growth of 5%.

In the home market Germany sales growth amounted to only 1% . On account of the high European share of Coatings & Sealants, the portfolio adjustments had the strongest effect on business in Europe outside Germany, where sales were down 15% on the prior year. With the exception of China, ALTANA Chemie’s sales in Asia, and particularly in Japan, continued to improve. Sales in the U.S. were equivalent to the prior-year’s level. Based on U.S.$, sales revenues rose by 4%.

12 CHEMICALS
> Sales by region

			Q 1-3	Q 1-3
in € million		%	2005	2004	Δ%
Europe	1	51	318	356	-11
Germany		15	93	92	1
Rest of Europe		36	225	264	-15
North America	2	16	102	102	0
U.S.		15	95	95	0
Asia	3	24	149	147	1
Other regions	4	9	55	54	3

Total		100	624	659	-5

International sales			85%	86%

CHEMICALS 13
ALTANA CHEMIE: EARNINGS TREND
> Earnings before taxes below prior year

> Earnings negatively influenced by costs for restructuring, higher depreciation for strategic investment and further increases in the price of raw materials
At the end of the third quarter, earnings before taxes (EBT) amounted to € 80 million, 14% down on the prior year. Several factors impacted negatively on ALTANA Chemie’s earnings performance. In addition to special effects related to the divestments in the Coatings & Sealants business unit, other contributing factors were weak demand in all markets and ongoing rises in raw materials prices. Prices were increased due to the rising cost of raw materials, but the positive effect of this measure will not be felt for some time. The return on sales (EBT) fell from 14.1% to 12.9% in the first nine months of this year, while the EBITDA margin was down from 18.9% to 18.2%.

ORGANIZATIONAL DEVELOPMENT

Announced in August, the acquisition of ECKART, one of the world’s leading manufacturers of metallic effect pigments and metallic printing inks, was completed on October 1, ECKART will be carried on as a fourth business unit called “Effect Pigments”. In 2004 the ECKART Group had 1,855 employees, achieving sales of €299 million and operating earnings (EBITDA) of €63 million. The purchase of ECKART is the largest acquisition thus far in the history of ALTANA Chemie.

14 CHEMICALS
On September 30, ALTANA Chemie signed a contract to sell the coil coating business (industrial coatings) of Rhenania Coatings GmbH, based in Grevenbroich, to BASF Coatings AG, headquartered in Muenster. The transaction is planned to be concluded in the fourth quarter following approval by the cartel authorities. The sale comprises products, technologies and client lists. With the move, ALTANA Chemie has almost completely shed industrial coatings from the Coatings & Sealants business unit.
     As part of the strategic realignment of Coatings & Sealants towards strong-growth areas in the market for high-tech secondary materials for packaging manufacture, ALTANA Chemie announced by end of September it would be acquiring Kelstar International in the U.S.. Kelstar is one of the leading manufacturers of overprint coatings for the paper and cardboard packaging sector. The takeover of the strong-growth company encompasses some 100 employees and all production sites. With the already concluded transaction, ALTANA Chemie intends to heighten the market presence of Coatings & Sealants in the U.S. with packaging auxiliaries. In 2004 Kelstar posted sales of almost U.S.$ 50 million.

CHEMICALS 15
CAPITAL EXPENDITURE

€ 22 million was invested in property, plant and equipment in the last nine months (2004: € 31 million).
EMPLOYEES

2,438 people worldwide worked for ALTANA Chemie on September 30, 2005, 115 or 5% less than in the prior year. The drop is related to the sale of companies in Europe outside of Germany resulting from the strategic realignment of the Coatings & Sealants business unit.
     1,207 ALTANA Chemie staff members, around 50% of the workforce, are employed by our foreign companies. The number of employees working for German companies rose slightly by 1% to 1,231. Most of the new jobs were created in the Additives & Instruments business unit as well as in Coatings & Sealants.

16 GROUP
SEGMENT REPORTING

	Pharma-	Chemi-	Holding	Group
in € million	ceuticals	cals
Sales
Q 1-3 2005	1,734	624	—	2,358
Q 1-3 2004	1,575	659	—	2,234

Operating income (EBIT)
Q 1-3 2005	467	85	-30	522
Q 1-3 2004	399	97	-28	468

Earnings before taxes (EBT)
Q 1-3 2005	469	80	-16	533
Q 1-3 2004	400	93	-17	476

Capital expenditure[1]
Q 1-3 2005	155	24	1	180
Q 1-3 2004	106	45	1	152

Employees
September 30, 2005	8,765	2,438	62	11,265
September 30, 2004	8,166	2,553	62	10,781

[1]	Capital expenditure on property, plant and equipment and intangible assets

GROUP 17
ASSET AND FINANCIAL POSITION OF THE ALTANA GROUP
> Sound balance sheet structure maintained

> Current business activities provide a high cash flow
Total assets of the ALTANA Group rose since the beginning of the year by 15% to € 3,091 million. This balance sheet growth is essentially due to investments in property, plant and equipment and intangible assets, as well as from an increase in liquidity. Securities and bank deposits account for 26% of total assets. Inventories and accounts receivable increased in large part in connection with expanded business activities. Shareholders’ equity amounting to € 1,937 million covers 63% of the total assets.
     At € 466 million, cash flow from operating activities in the first nine months of this year was substantially higher than in the prior year (€ 318 million). The good cash flow, related to earnings, was supported by compatively favorable changes in the working capital.
> ALTANA Group consolidated cash flow statement

in € million	Q 1-3 2005	Q 1-3 2004
Cash flow from operating activities	466	318
Cash flow used in investment activities	-7	-131
Cash flow used in financing activities	-117	-209
Effects of changes in companies consolidated and in exchange rates on cash and cash equivalents	13	1
Net change in cash and cash equivalents	355	-21
Cash and cash equivalents as of Jan. 1	317	288
Cash and cash equivalents as of Sep. 30	672	267

18 GROUP
Cash flow used in investment activities — before securities changes — was roughly at the prior-year’s level. This was set against capital obtained from securities sold to boost liquid assets prior to the acquisition of Eckart.

Cash flow used in financing activities essentially contains the dividend payment for the prior year.

Group liquidity, consisting of securities and cash and cash equivalents, increased by € 216 million to € 796 million since year’s begin.

GROUP 19
THE ALTANA SHARE

>	ALTANA share falls behind the DAX Index in Q3

>	Market capitalization as per September 30, 2005:

€ 6.54 billion

The DAX rose by 18.5% in the last nine months, closing on September 30 at 5,044 points. The closing price of the ALTANA share at the end of the third quarter was € 46.58. With a performance of 0.2% since the beginning of the year, the ALTANA share clearly lagged behind the DAX Index.

While in July both the DAX and the Dow Jones Indexes reached new year highs in spite of the bombings in London and the continued high price of oil, the news that ALTANA and Pfizer were ending their cooperation on DAXAS® on June 30 led to a sharp decline in the price of the ALTANA share. On July 1, the share price fell by 16% from the prior day to € 39.88. In the five days to follow the ALTANA share regained 5% and subsequently moved sideward at a level of around € 42 until the beginning of August. During the same period the DAX climbed by more than 200 points. High liquidity, low interest rates, and growing confidence in the economic development in the second half of the year contributed to the buoyant mood. Moreover, the German stock market seemed to be sparked by the prospect of early elections, the U.S. stock market by the slightly lower oil prices.

The announcement on August 3 that ALTANA Chemie will be acquiring ECKART GmbH & Co. KG, one of the world’s leading manufacturers of metallic effect pigments and metallic printing inks and the resulting

20 GROUP
planned restructuring of the Group gave impetus to the ALTANA share. In the following period the share additionally benefited from “future fantasies” aroused by planned efforts to bring ALTANA Chemie on to the stock market in the course of 2006 and the strengthening of ALTANA Pharma through acquisitions, in-licensing, cooperative ventures and strategic alliances. Towards the end of the company report season in mid August, the international stock markets tended to be somewhat weaker, but were nevertheless able to assert themselves in spite of extraordinary burdens such as the destruction wreaked by Hurricane Katrina and the ongoing rise in oil prices until the end of the month. From the beginning of the report season at the end of June to its end in mid August, the DAX shot up 350 points and took aim at the psychologically and technically important 5,000 point mark which it surpassed briefly at the beginning of September.

The price of oil remained the determining factor for developments on the stock markets until the end of the quarter. When the damage caused by Hurricane Rita

GROUP 21
was not as severe as was feared, the international stock markets skyrocketed. The DAX reached 5,060 points, rising by a substantial 4% when the Hurricane was raging. The main reason for the rally was sinking oil prices. The ALTANA share achieved its high of € 47.41 on September 7 in the third quarter, 19% higher than its low on July 1.

In the last nine months the DAX outperformed the Dow Jones Index, which closed the third quarter at 10,568.70 points, down 2% from the beginning of the year. On the New York Stock Exchange, the ALTANA share also developed more weakly than the Dow Jones reference index. Having closed the last nine months at U.S.$ 56.33, it fell by 10.6% , equivalent to an increase of 0.8% expressed in Euros.

On September 30, the market capitalization of the ALTANA share amounted to € 6.54 billion. On the DAX list issued by the German stock exchange, the ALTANA share ranked 31 (June 30, 2005: 31) in terms of market capitalization (free-float) and 28 (June 30, 2005: 29) in terms of trading volume.

>	Key figures ALTANA share* Frankfurt Stock Exchange (FWB, Xetra)

in €	Q3 2005	Q2 2005	Δ %
High	47.41	53.95	-12
Low	39.88	45.50	-12
Price at quarter end	46.58	47.33	-2
Average trading volume* (shares)	1,150,141	667,251	72
Ticker symbol	ALT
Security code number	ISIN DE0007600801

*	all German stock exchanges

22 GROUP
OUTLOOK

ALTANA GROUP CONFIRMS SALES FORECAST AND INCREASES EARNINGS FORECAST FOR 2005
Thanks to the very good business performance in particular as to ALTANA Pharma, we expect to achieve sales growth including acquisitions by roughly 9% (excluding acquisitions by roughly 7%) for 2005 as a whole. Earnings growth is anticipated to be in the upper single-digit percentage range.

ALTANA PHARMA DRIVES FORWARD NEW PRODUCT DEVELOPMENT
For 2005, ALTANA Pharma expects to achieve a sales growth of roughly 10%. The growth dynamic of Pan-toprazole is unbroken. We expect our main sales driver to provide a double-digit market sales growth in 2005 and we expect our own sales of this product to develop to a similar degree. Despite higher expenditure associated for marketing & sales and high research expenditure, we expect earnings to be substantially higher than in the prior year.

ALTANA CHEMIE’S CORPORATE EXPANSION PROGRESSING WELL
Despite the continuing weak demand for specialty chemicals products resulting from the economic situation, ALTANA Chemie expects to achieve sales growth in the single-digit percentage range in 2005, with its most recent acquisitions being a contributing factor. We forecast earnings to be slightly below last year’s level due to business development and special effects from acquisitions and divestments.

GROUP 23
ALTANA GROUP THIRD QUARTER STATEMENT (ABRIDGED)

ALTANA GROUP CONSOLIDATED BALANCE SHEET

ASSETS	Sep. 30.	Dec. 31.
in € million	2005	2004
Intangible assets, net	308	237
Property, plant and equipment, net	805	763
Long-term investments	49	48
Deferred tax assets	64	47
Other long-term assets	39	37

Total long-term assets	1,265	1,132

Inventories	359	328
Receivables and other assets (short-term)	671	659
Marketable securities	124	263
Cash and cash equivalents	672	317

Total short-term assets	1,826	1,567

Total assets	3,091	2,699

LIABILITIES	Sep. 30.	Dec. 31.
in € million	2005	2004
Shareholders’ equity	1,935	1,660
Minority interests	2	2

Total equity	1,937	1,662

Long-term debt	13	14
Long-term provisions	331	322
Deferred tax liabilities	9	8
Other long-term liabilities	19	30

Total long-term liabilities	372	374

Short-term debt	45	44
Short-term provisions	315	245
Other short-term liabilities	422	374

Total short-term liabilities	782	663

Total liabilities	3,091	2,699

24 GROUP
ALTANA GROUP STATEMENT OF CHANGES IN EQUITY

	Q 1-3	Q 1-3
in € million	2005	2004
Shareholders’ equity (January 1)	1,662	1,451
Dividend for the prior year	-129	-113
Net income	332	291
Translation adjustments	64	6
Changes in treasury shares	13	-64
Change of revaluation reserve	-15	-4
Capital contribution stock-based compensation	10	8
Other changes	—	-4

Total equity (September 30)	1,937	1,571

GROUP 25
ALTANA GROUP CONSOLIDATED INCOME STATEMENT

	Q 3	Q 3	Q 1-3	Q 1-3
in € million	2005	2004	2005	2004
Sales	806	751	2,358	2,234
Cost of sales	-257	-255	-765	-767
Gross profit	549	496	1,593	1,467
Selling and distribution expenses	-222	-203	-654	-586
Research and development expenses	-113	-111	-329	-329
General administrative expenses	-39	-39	-117	-114
Other operating income and expenses	0	15	29	30
Operating income	175	158	522	468
Financial income	6	2	11	8
Income before taxes	181	160	533	476
Income tax expense	-68	-59	-201	-185
Net income	113	101	332	291
attributable to ALTANA AG shareholders	113	101	332	291
attributable to minority interests	—	—	—	—

Earnings per share (in €)	0.83	0.75	2.43	2.14
Weighted average shares outstanding Jan. 1 – Sep. 30 (thousands)			135,564	135,962

26 GROUP
REMARKS ON THE THIRD QUARTER FINANCIAL STATEMENTS
1 ACCOUNTING PRINCIPLES
This report by the ALTANA Group for the first nine months of 2005 complies with International Accounting Standard 34. Basically, the same accounting policies and valuation principles have been applied as for the preparation of the 2004 consolidated annual financial statements. However, changes result from new IFRS accounting standards applicable since January 1, 2005.
     Under the “Improvement Project”, the International Accounting Standards Board (IASB) has revised 13 standards. For ALTANA, significant changes result from the application of IAS 1, “Presentation of Financial Statements”. Whereas ALTANA priorly presented its balance sheet items in order of declining liquidity, the revised version of IAS 1 excludes this option: from now on, balance sheet items must be presented according to long-term and short-term assets / liabilities. Furthermore, minority interests are shown as a separate item in equity, and no longer as an independent category in the balance sheet. Instead of deducting minority interests in the income statement, net income is split into a portion attributable to shareholders and a portion attributable to minority interests.
     ALTANA has applied IFRS 2 “Share-based payments” since January 1, 2005. As ALTANA hedges all options issued as part of employee profit-sharing programs by buying back treasury shares, the expense was priorly measured as the difference between the exercise price and the averagecost of treasury shares acquired by the company. Henceforth the expense is measured at the fair value of an option based

GROUP 27
on an option-pricing model. The expense is split over the vesting period. IFRS 2 applies retroactively to all share-based payment transactions granted on or after November 7, 2002. Prior-year figures were adjusted accordingly.
     The revised version of IAS 39, “Financial Instruments: Recognition and Measurement” came into effect as of January 1, 2005. For ALTANA, the most important change is that impairment charges taken for an equity instrument classified as available-for-sale security may no longer be reversed.
     Furthermore, under the revised version of IAS 19, “Employee Benefits”, which came into effect on January 1, 2005, actuarial gains and losses resulting from fair value adjustments of pension obligations may be charged directly against equity. ALTANA has decided not to apply this option, but to stay with the corridor approach.
2 TREASURY SHARES
In connection with exercised options, ALTANA transferred 243,900 ALTANA shares to employees at strike price in the period from January 1 to September 30, 2005. A further 2,681 shares were sold to employees under the ALTANA Investment Plan 2004 and 3,009 shares were transferred to members of the Supervisory Board by way of payment. An additional 47,974 shares were sold via the stock exchange to cover employee share option gains (from the ALTANA Investment Plans). No ALTANA treasury shares were purchased in this period.
This report is unaudited.

28 GROUP
DISCLAIMER FOR FORWARD-LOOKING STATEMENTS
This interim report contains forward-looking statements, i. e. current estimates or expectations of future events or future results. The forward-looking statements appearing in this report include revenue and earnings projections for the ALTANA Group, the ALTANA Pharma and ALTANA Chemie divisions, our pharmaceutical product, Pantoprazole, ALTANA’s plans for the further development of DAXAS®and expectations for the marketing success and the further development of ALVESCO®and the intranasal preparation of Ciclesonide. These statements are based on beliefs of ALTANA’s management as well as assumptions made by, and information currently available to, ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R & D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

If you have any queries or require further information, please contact ALTANA AG, Corporate Communications.
Dr. Thomas Gauly
Senior General Manager
Head of Corporate Communications & Investor Relations
T +49 (0) 6172 1712-153
F +49 (0) 6172 1712-158
Media Relations – PR@altana.de
Steffen Müller/Stefan Schmidt
T +49 (0) 6172 1712-160/168
Investor Relations – IR@altana.de
Sandra Fabian/Dr. Harald Schäfer
T +49 (0) 6172 1712-163/165
Claudia Diller (IR USA)
T +1 212 974-6192
F +1 212 974-6190
Imprint
Published by
ALTANA AG
Herbert-Quandt-Haus
Am Pilgerrain 15
61352 Bad Homburg v. d. Höhe
Germany
Editor/Coordinator
Dr. Elke G. Krämer (Responsible)
Corporate Reporting
Design/Execution
Hilger & Boie GmbH, Wiesbaden
Printed by
Universitätsdruckerei H. Schmidt GmbH & Co KG,
Mainz-Hechtsheim
This interim report is available at our website, www.altana.com, where you will also find up-to-date news and further background information on the ALTANA Group.

> Financial calendar 2006

Report on sales 2005	January 25, 2006
Report on year-end results 2005	March 16, 2006
Press conference on year-end results	March 16, 2006
Analyst meeting	March 16, 2006
Report on Q1 2006	April 27, 2006
Annual General Meeting, Frankfurt	May 2, 2006
Please note that the above-mentioned dates may be subject to change.